DEPFA BANK

RECEIVED

2006 NOV -8 P 2:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 November 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Room 3616A
Washington DE 20549
USA

SUPPL

DEPFA File number: 082-34794

Dear Sirs,

Please find enclosed documents for filing from DEPFA BANK plc. for Q3 2006.

We enclose also a list of the documents and you should find that the documents themselves adhere to the order of this list.

Yours faithfully,

Hilary Costello

Hilary Costello
Legal Department
DEPFA BANK plc

06018280

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

11/9

**DEPFA BANK plc**
1 Commons Street
Dublin 1, Ireland
Phone: +353 1 792 2222
Fax: +353 1 792 2211
info@depfa.com
www.depfa.com

Company Secretary:
Elaine Tiernan
Registered in Ireland
Company no. 348819
VAT no. IE6368819N

DEPFA BANK·plc



## FILINGS WITH THE IRISH STOCK EXCHANGE

Made in accordance with the listing rules of the Irish Stock Exchange

| *Date* | *Document* |
|---|---|
| 7 August 2006 | Final Terms for the series 1011 issue of EUR 5,850,000 Callable Snowball Notes due 7 August 2026 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0263775016) |

## FILINGS WITH THE FRANKFURT STOCK EXCHANGE

Made in accordance with the listing rules of the Irish Stock Exchange

| *Date* | *Document* |
|---|---|
| 31 July 2006 | Final Terms for the series 1009 issue of EUR 30,000,000 Callable Fixed Rate Step-Up instruments due 31 July 2012 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN DE000A0GV9M8) |
| 14 September 2006 | Final Terms for the series 1018 issue of EUR 25,000,000 Fixed Rate Notes due 14 September 2012 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN DE000A0GX4B0) |
| 20 September 2006 | Final Terms for the series 1017 issue of EUR 7,000,000 Fixed to CMS Linked Automatic Target Redemption Notes due 20 September 2021 under the €40,000,000,000 Programme for the issuance of Debt Instruments (ISIN DE000A0GXW03) |

## FILINGS WITH THE COMPANIES REGISTRATION OFFICE AND DOCUMENTATION SENT TO SHAREHOLDERS

Made in accordance with the Irish Companies Acts 1963-2005

| *Date* | *Document* |
|---|---|
| 30 June 2006 | Interim Report of DEPFA BANK plc |

## COMPANY RELEASES

Made in accordance with the listing rules of the Frankfurt Stock Exchange and under German Securities Law

| *Date* | *Document* |
|---|---|
| 1 June 2006 | Press Release |
| 12 July 2006 | Press Release |
| 31 July 2006 | Press Release |

**Final Terms dated 3 August 2006**

**DEPFA BANK plc**
**DEPFA DEUTSCHE PFANDBRIEFBANK AG**
**DEPFA ACS BANK**

Issue of EUR 5,850,000 Callable Snowball Notes due 7 August 2026
under the **€40,000,000,000 Programme for the Issuance of Debt Instruments**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK, 1 Commons Street, Dublin 1 and at www.financialregulator.ie and copies may be obtained from DEPFA BANK, 1 Commons Street, Dublin 1. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

| | | |
|---|---|---|
| 1. | Issuer: | DEPFA BANK PLC |
| 2. | (i) Series Number: | 1011 |
| | (ii) Tranche no: | 1 |
| 3. | Specified Currency or Currencies: | Euro ("EUR") |
| 4. | Aggregate Nominal Amount: | EUR 5,850,000 |
| | (i) Series: | EUR 5,850,000 |
| | (ii) Tranche: | EUR 5,850,000 |
| 5. | Issue Price: | 100.00 per cent of the Aggregate Nominal Amount |
| 6. | Specified Denominations: | EUR 50,000 |
| 7. | Issue Date: | 7 August 2006 |
| 8. | Maturity Date: | 7 August 2026 |

| | | |
|---|---|---|
| 9. | Interest Basis: | 5.00 per cent. Fixed Rate from 7 August 2006 (including) up to 7 August 2007 (excluding)<br><br>Floating Rate from 7 August 2007 (including) up to 7 August 2026 (excluding)<br><br>(further particulars specified below) |
| 10. | Redemption/Payment Basis: | Redemption at par |
| 11. | Change of Interest or Redemption/Payment Basis: | The Notes shall be Fixed Rate from 7 August 2006 (including) up to 7 August 2007 (excluding) and then Floating Rate from 7 August 2007 (including) up to 7 August 2026 (excluding). |
| 12. | Put/Call Options: | Issuer Call<br><br>(further particulars specified below) |
| 13. | Status of the Instruments: | Senior, unsubordinated & unsecured |
| | Date approval for issuance of Instruments obtained: | Not Applicable |
| 14. | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 15. | **Fixed Rate Instrument Provisions** | | Applicable |
| | (i) | Rate of Interest: | 5.00 per cent. per annum from 7 August 2006 (including) up to 7 August 2007 (excluding) payable semi-annually in arrear |
| | (ii) | Interest Payment Date(s): | Every 7 February and 7 August in each year adjusted in accordance with Following Business Day convention, unadjusted. |
| | (iii) | Fixed Coupon Amount[(s)]: | EUR 29.25 per EUR 1,170 in Nominal Amount |
| | (iv) | Broken Amount(s): | Not Applicable |
| | (v) | Day Count Fraction: | E30/360 |
| | (vi) | Determination Dates: | Every 7 February and each 7 August in each year. |

| | | | |
|---|---|---|---|
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Instruments: | Not Applicable |
| 16. | **Floating Rate Instrument Provisions** | | Applicable |
| | (i) | Specified Period(s) | 7 August 2007 (including) up to 7 August 2026 (excluding). |
| | (ii) | Specified Interest Payment Dates: | Semi-annually, every 7 February and 7 August of each year with the first interest payment date on 7 February 2008. |
| | (iii) | Business Day Convention: | Following Business Day Convention, unadjusted |
| | (iv) | Business Centre(s): | TARGET |
| | (v) | Manner in which the Rate(s) of Interest is/are to be determined: | Screen Rate Determination |
| | (vi) | Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Agent]): | Dresdner Bank AG |
| | (vii) | Screen Rate Determination: | Applicable |
| | | – Reference Rate: | For the period from 7 August 2007 (including) to 7 August 2011 (excluding) 5.00 per cent. per annum plus 4.00 per cent. per annum minus 6-Month EUR European Interbank Offered Rate ("EURIBOR").<br><br>For the period from 7 August 2011 (including) to 7 August 2016 (excluding) at Interest Rate paid in the previous Interest Period plus 4.25 per cent. per annum minus 6-Month EUR European Interbank Offered Rate ("EURIBOR").<br><br>For the period from 7 August 2016 (including) to 7 August 2021 (excluding) at Interest Rate paid in the previous Interest Period plus 4.50 per cent. per annum minus 6-Month EUR European Interbank Offered Rate ("EURIBOR").<br><br>For the period from 7 August 2021 (including) to 7 August 2026 (excluding) at |

| | | |
|---|---|---|
| | | Interest Rate paid in the previous Interest Period plus 5.00 per cent. per annum minus 6-Month EUR European Interbank Offered Rate ("EURIBOR"). |
| | – Interest Determination Date(s): | 5 TARGET Business Days prior to the end of the respective Interest period (11.00 a.m. Frankfurt time) |
| | – Relevant Screen Page: | Reuters page EURIBOR01 |
| (viii) | ISDA Determination: | Not Applicable |
| | – Floating Rate Option: | Not Applicable |
| | – Designated Maturity: | Not Applicable |
| | – Reset Date: | Not Applicable |
| (ix) | Margin(s): | Not Applicable |
| (x) | Minimum Rate of Interest: | 0.00 per cent per annum |
| (xi) | Maximum Rate of Interest: | 7.00 per cent per annum |
| (xii) | Day Count Fraction: | E30/360, unadjusted |
| (xiii) | Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions: | Not applicable |

| | | |
|---|---|---|
| 17. | **Zero Coupon Instrument Provisions** | Not Applicable |
| 18. | **Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions** | Not Applicable |
| 19. | **Dual Currency Instrument Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| 20. | **Call Option** | | Applicable |
| | (i) | Optional Redemption Date(s): | Each Interest Payment Date from 7 August 2007 (including) up to 7 August 2026 (excluding) subject to adjustment in accordance with the Following Business Day Convention. |

| | | |
|---|---|---|
| (ii) | Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s): | Redemption, in whole but not in part, at par. |
| (iii) | If redeemable in part: | Not Applicable |
| (iv) | Notice period: | At least 5 Business Days prior to the Optional Redemption Date |

21. **Put Option** — Not Applicable

**GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS**

22. **Final Redemption Amount of each Instrument** — EUR 50,000 per Instrument of EUR 50,000 specified denomination

23. **Early Redemption Amount**

    Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions): — Not Applicable

**GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS**

24. **Form of Instruments:** — Bearer Instruments:

    Permanent Global Instrument exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument

25. New Global Instrument: — No.

26. Additional Financial Centre(s) or other special provisions relating to Payment Dates: — TARGET

27. Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature): — No.

| | | | |
|---|---|---|---|
| 28. | Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment]: | | Not Applicable |
| 29. | Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made: | | Not Applicable |
| 30. | Redenomination, renominalisation and reconventioning provisions: | | Not Applicable |
| 31. | Consolidation provisions: | | Not Applicable |
| 32. | | Other final terms: | Not Applicable |
| 33. | (i) | If syndicated, names and addresses of Managers and underwriting commitments: | Not Applicable |
| | (ii) | Date of [Subscription] Agreement: | Not Applicable |
| | (iii) | Stabilising Manager(s) (if any): | Not Applicable |
| 34. | | If non-syndicated, name and address of Dealer: | Dresdner Bank AG London Branch<br>30, Gresham Street<br>London EC2P 2XY |
| 35. | | Total commission and concession: | Not Applicable |
| 36. | | Additional selling restrictions: | Not Applicable |

## PART [B] - OTHER INFORMATION

1. **LISTING**

| | |
|---|---|
| (i) Listing: | Irish Stock Exchange |
| (ii) Admission to trading: | Application has been made for the Instruments to be admitted to trading on the Irish Stock Exchange with effect from 7 August 2006. |

2. **RATINGS**

Ratings: Not Applicable

3. **NOTIFICATION**

Not applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer."

5. **ESTIMATED NET PROCEEDS**

| | | |
|---|---|---|
| (i) | Estimated net proceeds: | EUR 5,850,000 |
| (ii) | Estimate of total expenses related to the admission to trading: | EUR 2,500 |

6. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield: Not Applicable

7. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Details of historic EURIBOR rates can be obtained from the the Reuters website.

8. ***Index-Linked or other variable-linked Instruments only* – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9. **Dual Currency Instruments only – PERFORMANCE OF RATE|S| OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

ISIN Code: XS0263775016

Common Code: 026377501

| | |
|---|---|
| German Securities Code (WKN): | Not Applicable |
| New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility: | No |
| Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme and the relevant identification number(s): | Not Applicable |
| Delivery: | Delivery against payment |
| Fiscal Agent: | Deutsche Bank AG, London Branch |
| Names and addresses of additional Paying Agent(s) (if any): | Not Applicable |
| Tradeable Amounts: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA DEUTSCHE PFANDBRIEFBANK AG and DEPFA ACS BANK.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: .........Carol Wolohan

Duly authorised Carol Wolohan
Associate
Depfa Bank Plc

Barry Stoneham
Managing Director
DEPFA BANK Plc

RECEIVED

2006 NOV -8 P 2:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Final Terms dated 27 July 2006**

**DEPFA BANK plc**

Issue of EUR 30,000,000 Callable Fixed Rate Step Up Instruments due 31 July 2012
**under the €40,000,000,000 Programme for the Issuance of Debt Instruments**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | DEPFA BANK PLC |
| 2. | (i) | Series Number: | 1009 |
| | (ii) | Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | | Euro ("**EUR**") |
| 4. | Aggregate Nominal Amount: | | |
| | (i) | Series: | EUR 30,000,000 |
| | (ii) | Tranche: | EUR 30,000,000 |
| 5. | Issue Price: | | 100.00 per cent of the Aggregate Nominal Amount |
| 6. | Specified Denominations: | | EUR 1,000 |
| 7. | (i) | Issue Date: | 31 July 2006 |
| | (ii) | Interest Commencement Date | 31 July 2006 |
| 8. | Maturity Date: | | 31 July 2012 |
| 9. | Interest Basis: | | Fixed Rate Step Up (further particulars specified below) |
| 10 | Redemption/Payment Basis: | | Redemption at par |
| 11 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |

| | | | |
|---|---|---|---|
| 12 | Put/Call Options: | | Issuer Call<br>(further particulars specified below) |
| 13 | (i) | Status of the Instruments: | Senior, unsecured, unsubordinated |
| | (ii) | Date Board approval for issuance of Instruments obtained: | Not Applicable |
| 14 | Method of distribution: | | Non-syndicated |

## PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

| | | | |
|---|---|---|---|
| 15. | **Fixed Rate Instrument Provisions** | | Applicable |
| | (i). | Rates of Interest: | For the period from and including Issue Date to but excluding 31 July 2009:<br>4.00 per cent. per annum<br><br>For the period from and including 31 July 2009 to but excluding 31 July 2010:<br>4.125 per cent. per annum<br><br>For the period from and including 31 July 2010 to but excluding 31 July 2012:<br>4.25 per cent. per annum |
| | (ii) | Interest Payment Dates: | Annually on 31 July in each year, commencing on 31 July 2007 |
| | (iii) | Fixed Coupon Amounts: | For the Interest Payment Dates 31 July 2007, 31 July 2008 and 31 July 2009:<br>EUR 40.00 per EUR 1,000 specified denomination<br><br>For the Interest Payment Date 31 July 2010:<br>EUR 41.25 per EUR 1,000 specified denomination<br><br>For the Interest Payment Dates 31 July 2011 and 31 July 2012:<br>EUR 42.50 per EUR 1,000 specified denomination |
| | (iv) | Broken Amounts: | Not Applicable |
| | (v) | Day Count Fraction: | Actual/Actual ICMA – unadjusted, |

| | | |
|---|---|---|
| | | Following Business Day Convention |
| | (vi) Determination Dates: | 31 July in each year |
| 16. | **Floating Rate Instrument Provisions** | Not Applicable |
| 17. | **Zero Coupon Instrument Provisions** | Not Applicable |
| 18. | **Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions** | Not Applicable |
| 19. | **Dual Currency Instrument Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 20. | **Call Option** | Applicable |
| | (i) Optional Redemption Date(s): | On each Interest Payment Date, commencing on 31 July 2007 by giving prior written notice to the German Fiscal Agent |
| | (ii) Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s): | EUR 1,000 per Instrument of EUR 1,000 specified denomination |
| | (iii) If redeemable in part: | |
| | (a) Minimum Redemption Amount: | Not Applicable |
| | (b) Maximum Redemption Amount: | Not Applicable |
| | (iv) Notice period: | 5 TARGET Business Days prior notice |
| 21. | **Put Option** | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS**

| | | |
|---|---|---|
| 22. | **Final Redemption Amount of each Instrument** | EUR 1,000 per Instrument of EUR 1,000 specified denomination |
| | In cases where the Final Redemption Amount is Index-Linked or other variable-linked: | Not Applicable |
| 23. | **Early Redemption Amount** | |
| | Early Redemption Amount(s) of each Instrument payable on redemption for | |

| | | |
|---|---|---|
| | taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Not Applicable |

## GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

| | | |
|---|---|---|
| 24. | **Form of Instruments:** | Bearer Instruments: Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument |
| 25 | New Global Instruments | No |
| 26. | Additional Financial Centre(s) or other special provisions relating to Payment Dates: | TARGET |
| 27. | Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature): | No |
| 28. | Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment: | Not Applicable |
| 29. | Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made: | Not Applicable |
| 30. | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 31. | Consolidation provisions: | Not Applicable |
| 32. | Other final terms: | Not Applicable |

## DISTRIBUTION

33. (i) If syndicated, names and

| | | | |
|---|---|---|---|
| | | addresses of Managers and underwriting commitments: | Not Applicable |
| | (ii) | Date of Subscription Agreement: | Not Applicable |
| | (iii) | Stabilising Manager(s) (if any): | Not Applicable |
| 34. | | If non-syndicated, name and address of Dealer: | Dresdner Bank AG London Branch<br>30, Gresham Street<br>London EC2P 2XY<br>United Kingdom |
| 35. | | Total commission and concession: | Not Applicable |
| 36. | | Additional selling restrictions: | Dresdner Bank hereby confirms, agrees and represents to DEPFA BANK plc that as further described in the Selling Restrictions of the Issuers EMTN Programme of 30 June 2006 for the issue of Instruments, offering of these Instruments is exempt from the obligation to publish a prospectus pursuant to the Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 (the Prospectus Directive) due to one or more of the following exemptions:<br><br>In accordance with Article 3.2. (a)/ any and all offerings of the Instruments have been and will be address, directly or indirectly, solely to Qualified Investors (as defined in the Prospectus Directive).;<br><br>In accordance with Article 3.2. (b)/ any and all offerings of the Instruments have been and will be address to fewer than 100 natural or legal persons per member State, other than Qualified Investors (as defined in the Prospectus Directive).;<br><br>In accordance with Article 3.2. (c)/ any and all offerings of the Instruments have been and will be made for a total consideration of at least EUR 50,000 |

(or equivalent) per investor, for each separate offer;

In accordance with Article 3.2 (d)/ the denominations of the Instruments are greater or equal to EUR 50,000 (or equivalent)

## PART B - OTHER INFORMATION

1. **LISTING**

| | |
|---|---|
| (i) Listing: | Frankfurt am Main |
| (ii) Admission to trading: | Application has been made for the Instruments to be admitted to trading on the Frankfurt Stock Exchange with effect from 31 July 2006. |
| (iii) Estimate of total expenses related to admission to trading | €2,500 |

2. **RATINGS**

| | |
|---|---|
| Ratings: | Not Applicable |

3. **NOTIFICATION**

The Irish Financial Services Regulatory Authority (IFSRA) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer

5. ESTIMATED NET PROCEEDS

| | | |
|---|---|---|
| (i) | Estimated net proceeds: | EUR 30,000,000 |

(ii) Estimate of total expenses related to the admission to trading: €2,500

6. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield: Not Applicable

7. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicble

8. ***Index-Linked or other variable-linked Instruments only*** **– PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9. **Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

| | |
|---|---|
| ISIN Code: | DE 000 A0G V9M 8 |
| Common Code: | 026 290 333 |
| German Securities Code (WKN): | A0G V9M |
| New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility: | No |
| Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, sociétéé anonyme and the relevant identification number(s): | Clearstream Banking AG, Frankfurt am Main |
| Delivery: | Delivery against Payment |
| German Fiscal Agent: | Deutsche Bank Aktiengesellschaft |

| | |
|---|---|
| Names and addresses of additional Paying Agent(s) (if any): | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

Philip Corscadden
Associate
Depfa Bank Plc

By: ………

Duly :

Barry Stoneham
Managing Director
DEPFA BANK Plc

**Final Terms dated 7 September 2006**

**DEPFA BANK plc**

Issue of EUR 25,000,000 Callable 4.00 per cent. Fixed Rate Instruments
due 14 September 2012
under the **€40,000,000,000 Programme for the Issuance of Debt Instruments**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | DEPFA BANK PLC |
| 2. | (i) | Series Number: | 1018 |
| | (ii) | Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | | Euro ("**EUR**") |
| 4. | Aggregate Nominal Amount: | | |
| | (i) | Series: | EUR 25,000,000 |
| | (ii) | Tranche: | EUR 25,000,000 |
| 5. | Issue Price: | | 100.00 per cent of the Aggregate Nominal Amount |
| 6. | Specified Denominations: | | EUR 1,000 |
| 7. | (i) | Issue Date: | 14 September 2006 |
| | (ii) | Interest Commencement Date | 14 September 2006 |
| 8. | Maturity Date: | | 14 September 2012 |
| 9. | Interest Basis: | | Fixed Rate (further particulars specified below) |
| 10 | Redemption/Payment Basis: | | Redemption at par |
| 11 | Change of Interest or | | |

| | | |
|---|---|---|
| | Redemption/Payment Basis: | Not Applicable |
| 12 | Put/Call Options: | Issuer Call<br>(further particulars specified below) |
| 13 | (i) Status of the Instruments: | Senior, unsecured, unsubordinated |
| | (ii) Date Board approval for issuance of Instruments obtained: | Not Applicable |
| 14 | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 15. | **Fixed Rate Instrument Provisions** | Applicable |
| | (i) Rates of Interest: | 4.00 per cent. per annum |
| | (ii) Interest Payment Dates: | Annually on 14 September in each year, commencing on 14 September 2007 |
| | (iii) Fixed Coupon Amounts: | EUR 40.00 per EUR 1,000 specified denomination |
| | (iv) Broken Amounts: | Not Applicable |
| | (v) Day Count Fraction: | Actual/Actual ICMA – unadjusted, Following Business Day Convention |
| | (vi) Determination Dates: | 14 September in each year |
| 16. | **Floating Rate Instrument Provisions** | Not Applicable |
| 17. | **Zero Coupon Instrument Provisions** | Not Applicable |
| 18. | **Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions** | Not Applicable |
| 19. | **Dual Currency Instrument Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 20. | **Call Option** | Applicable |
| | (i) Optional Redemption Date(s): | On each Interest Payment Date, commencing on 14 September2007 by giving prior written notice to the |

| | | | |
|---|---|---|---|
| | | | German Fiscal Agent |
| | (ii) | Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s): | EUR 1,000 per Instrument of EUR 1,000 specified denomination |
| | (iii) | If redeemable in part:<br>(a) Minimum Redemption Amount:<br>(b) Maximum Redemption Amount: | <br><br>Not Applicable<br><br>Not Applicable |
| | (iv) | Notice period: | 5 TARGET Business Days prior notice |
| 21. | **Put Option** | | Not Applicable |

## GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

| | | |
|---|---|---|
| 22. | **Final Redemption Amount of each Instrument** | EUR 1,000 per Instrument of EUR 1,000 specified denomination |
| | In cases where the Final Redemption Amount is Index-Linked or other variable-linked: | Not Applicable |
| 23. | **Early Redemption Amount**<br>Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Not Applicable |

## GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

| | | |
|---|---|---|
| 24. | **Form of Instruments:** | Bearer Instruments:<br>Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument |
| 25 | New Global Instruments | No |
| 26. | Additional Financial Centre(s) or other special provisions relating to Payment Dates: | TARGET |

| | | |
|---|---|---|
| 27. | Talons for future Coupons or Receipts to be attached to Definitive Bearer Instruments (and dates on which such Talons mature): | No |
| 28. | Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment: | Not Applicable |
| 29. | Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made: | Not Applicable |
| 30. | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 31. | Consolidation provisions: | Not Applicable |
| 32. | Other final terms: | Not Applicable |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 33. | (i) | If syndicated, names and addresses of Managers and underwriting commitments: | Not Applicable |
| | (ii) | Date of Subscription Agreement: | Not Applicable |
| | (iii) | Stabilising Manager(s) (if any): | Not Applicable |
| 34. | | If non-syndicated, name and address of Dealer: | Dresdner Bank AG London Branch<br>30, Gresham Street<br>London EC2P 2XY<br>United Kingdom |
| 35. | | Total commission and concession: | Not Applicable |
| 36. | | Additional selling restrictions: | Not Applicable |

## PART B - OTHER INFORMATION

1. **LISTING**

| | |
|---|---|
| (i) Listing: | Frankfurt am Main |
| (ii) Admission to trading: | Application has been made for the Instruments to be admitted to trading on the Frankfurt Stock Exchange with effect from 14 September 2006. |
| (iii) Estimate of total expenses related to admission to trading | €2,500 |

2. **RATINGS**

| | |
|---|---|
| Ratings: | Not Applicable |

3. **NOTIFICATION**

The Irish Financial Regulator (IFR) has provided AFM (Autoriteit Financiële Markten) (the Netherlands);The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer

5. ESTIMATED NET PROCEEDS

| | | |
|---|---|---|
| (i) | Estimated net proceeds: | EUR 25,000,000 |
| (ii) | Estimate of total expenses related to the admission to trading: | €2,500 |

6. **FIXED RATE INSTRUMENTS ONLY - YIELD**

Indication of yield: Not Applicable

7. **FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES**

Not Applicble

8. ***Index-Linked or other variable-linked Instruments only* – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9. **Dual Currency Instruments only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

10. **OPERATIONAL INFORMATION**

| | |
|---|---|
| ISIN Code: | DE 000 A0G X4B 0 |
| Common Code: | 026 755 921 |
| German Securities Code (WKN): | A0G X4B |
| New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility: | No |
| Any clearing system(s) other than Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, sociéteé anonyme and the relevant identification number(s): | Clearstream Banking AG, Frankfurt am Main |
| Delivery: | Delivery against Payment |
| German Fiscal Agent: | Deutsche Bank Aktiengesellschaft |
| Names and addresses of | |

additional Paying Agent(s) (if any): Not Applicable

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: Carol Wolohan ..........................................

Duly authorised

**Final Terms dated 18 September 2006**

**DEPFA BANK plc**
**DEPFA Deutsche Pfrandbriefbank AG**
**DEPFA ACS BANK**

**Issue of EUR 7,000,000 Fixed to CMS Linked Automatic Target Redemption Instruments due 20 September 2021**

**under the €40,000,000,000 Programme for the Issuance of Debt Instruments**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 30 June 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at DEPFA BANK plc, 1 Commons Street, Dublin 1, Ireland and at www.financialregulator.ie and copies may be obtained from the Issuer at 1 Commons Street,, Dublin 1, Ireland. No website referred to in these Final Terms and the Prospectus forms part of these Final Terms and the Prospectus.

| | | | |
|---|---|---|---|
| 1. | Issuer: | | DEPFA BANK plc |
| 2. | (i) | Series Number: | 107 |
| | (ii) | Tranche Number: | Not Applicable |
| 3. | Specified Currency or Currencies: | | Euro ("EUR") |
| 4. | Aggregate Nominal Amount: | | |
| | (i) | Series: | EUR 7,000,000 |
| | (ii) | Tranche: | Not Applicable |
| 5. | Issue Price: | | 100.00 per cent. of the Aggregate Nominal Amount |
| 6. | Specified Denominations: | | EUR 1,000 |
| 7. | (i) | Issue Date: | 20 September 2006 |
| | (ii) | Interest Commencement Date | Issue Date |
| 8. | Maturity Date: | | 20 September 2021, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention |
| 9. | Interest Basis: | | 5.12 per cent. Fixed Rate to CMS Linked |

| | | | |
|---|---|---|---|
| | | | (further particulars specified below) |
| 10. | Redemption/Payment Basis: | | Redemption as set out in 22, 23 and 32 below |
| 11. | Change of Interest or Redemption/Payment Basis: | | 5.12 per cent. Fixed Rate for the period from and including the Issue Date to but excluding 20 September 2010<br><br>CMS Linked for the period from and including 20 September 2010 to and including the Maturity Date |
| 12. | Put/Call Options: | | Not Applicable |
| 13. | (i) | Status of the Instruments: | Senior, Unsecured and Unsubordinated |
| | (ii) | Date Board approval for issuance of Instruments obtained: | Not Applicable |
| 14. | Method of distribution: | | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 15. | **Fixed Rate Instrument Provisions** | | Applicable for the period from and including the Issue Date to but excluding 20 September 2010 |
| | (i) | Rate of Interest: | 5.12 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 20 September 2007, 20 September 2008, 20 September 2009 and 20 September 2010 each such date subject to adjustment for payment only in accordance with the Modified Following Business Day Convention |
| | (iii) | Fixed Coupon Amount(s): | EUR 51.20 per EUR 1,000 in Nominal Amount |
| | (iv) | Broken Amount(s): | Not Applicable |
| | (v) | Day Count Fraction: | 30/360, unadjusted |
| | (vi) | Determination Dates: | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Instruments: | Not Applicable |
| 16. | **Floating Rate Instrument Provisions** | | Applicable for the period from and including 20 September 2010 to and including the Maturity Date |

| | | |
|---|---|---|
| (i) | Interest Period(s): | 12 months |
| (ii) | Specified Interest Payment Dates: | 20 September in each year from and including 20 September 2011 to and including the Maturity Date, each such date subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below |
| (iii) | Business Day Convention: | Modified Following Business Day Convention |
| (iv) | Business Centre(s): | TARGET |
| (v) | Manner in which the Rate(s) of Interest is/are to be determined: | The amount of interest payable per Specified Denomination on each Specified Interest Payment Date will be calculated in accordance with the following:<br><br>**5 x (CMS10 – CMS2)** |
| (vi) | Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent): | Not Applicable |
| (vii) | Screen Rate Determination: | Applicable |
| | - Reference Rate: | 2 year CMS Rate and the 10 year CMS Rate<br><br>**"2 year CMS"** means EUR-ISDA-EURIBOR Swap Rate – 11:00 as defined in the ISDA Definitions with a Designated Maturity of 2 years; provided that the reference to "on the day that is two TARGET Settlement Days preceding that Reset Date" shall be replaced by "5 TARGET Business Days prior to the end of each Interest Period".<br><br>**"10 year CMS"** means EUR-ISDA-EURIBOR Swap Rate – 11:00 as defined in the ISDA Definitions with a Designated Maturity of 10 years; provided that the reference to "on the day that is two TARGET Settlement Days preceding that Reset Date" shall be replaced by "5 TARGET Business Days prior to the end of each Interest Period". |

| | |
|---|---|
| - Interest Determination Date: | 5 TARGET Business Days prior to the end of each Interest Period |
| - Relevant Screen Page: | 11:00 am Frankfurt time Reuters Page ISDAFIX2 |
| (viii) ISDA Determination: | Not Applicable |
| - Floating Rate Option: | |
| - Designated Maturity: | |
| - Reset Date: | |
| (ix) Margin(s): | Not Applicable |
| (x) Minimum Rate of Interest: | Zero per cent. |
| (xi) Maximum Rate of Interest: | Not Applicable (For the avoidance of doubt, the final interest payment is not subject to a Maximum Rate of Interest). |
| (xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate ACS Instruments, if different from those set out in the Conditions: | If 2 year CMS and/or 10 year CMS published on Reuters Page ISDAFIX2 (or such other page as may replace such page on that service) or Reuters Page ISDAFIX2 (or such other page as may replace such page on that service) is not available on any Interest Determination Date, the rate or rates for the relevant Specified Interest Period will be determined by the Calculation Agent by reference to "EUR-Annual-Swap Rate Reference Banks" (as defined in the ISDA Definitions). |
| 17. **Zero Coupon Instrument Provisions** | Not Applicable |
| 18. **Index-Linked Interest Instrument/other variable-linked interest Instrument Provisions** | Not Applicable |
| 19. **Dual Currency Instrument Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 20. | **Call Option** | Not Applicable |
| 21. | **Put Option** | Not Applicable |
| 22. | **Final Redemption Amount of each Instrument** | If the Note has not been redeemed before maturity, the final coupon amount at maturity shall be:<br><br>22.50 per cent. minus the Aggregate Interest Amount expressed as a percentage of the Aggregate Nominal Amount |
| 23. | **Early Redemption Amount** | |
| | Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions): | EUR 1,000 per Instrument of EUR 1,000 specified denomination<br><br>The Instruments will be subject to Automatic Early Redemption in accordance with the provisions set out in item 32 below: |

**GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS**

| | | |
|---|---|---|
| 24. | **Form of Instruments:** | **Bearer Instruments:**<br><br>Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument |
| 25. | New Global Instrument: | No |
| 26. | Additional Financial Centre(s) or other special provisions relating to Payment Dates: | TARGET |
| 27. | Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature): | Not Applicable |
| 28. | Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment id to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment: | Not Applicable |

| | | |
|---|---|---|
| 29. | Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made: | Not Applicable |
| 30. | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 31. | Consolidation provisions: | Not Applicable |
| 32. | Other final terms: | The Instruments will be subject to Automatic Early Redemption in accordance with the provisions set out below:<br><br>If the Aggregate Interest Amount (as defined below) on any Specified Interest Payment Date for the period from and including 20 September 2011 to and including 20 September 2020 is greater than or equal to 22.50 per cent. of the Aggregate Nominal Amount, the Instruments shall be automatically redeemed in whole, but not in part, on that Specified Interest Payment Date at 100.00 per cent. of the Aggregate Nominal Amount plus the Interest Amount payable on such Specified Interest Payment Date.<br><br>"Aggregate Interest Amount" means on any Specified Interest Payment Date, the sum of all Interest Amounts paid on the Fixed Interest Dates and any previous Specified Interest Payment Date plus the Interest Amount due on the relevant Specified Interest Payment Date.<br><br>If the Note has not been redeemed before maturity, the final coupon amount at maturity shall be 22.50 per cent. minus the Aggregate Interest Amount expressed as a percentage of the Aggregate Nominal Amount. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 33. | (i) | If syndicated, names of Managers: | Not Applicable |
| | (ii) | Date of Subscription Agreement: | Not Applicable |
| | (iii) | Stabilising Manager(s) (if any): | Not Applicable |

| | | |
|---|---|---|
| 34. | If non-syndicated, name of Dealer: | Citigroup Global Markets Limited<br>Citigroup Centre<br>Canada Square<br>Canary Wharf<br>London E14 5LB<br>England |
| 35. | Total commission and concession: | Not Applicable |
| 36. | Additional selling restrictions: | Not Applicable |

## PART B - OTHER INFORMATION

### 1. LISTING

| | |
|---|---|
| (i) Listing: | Frankfurt Stock Exchange |
| (ii) Admission to trading: | Application has been made for the Instruments to be admitted to trading on the Frankfurt Stock Exchange with effect from 18 October 2006 |
| (iii) Estimate of total expenses related to admission to trading: | EUR 2,500 |

### 2. RATINGS

| | |
|---|---|
| Ratings: | Not Applicable |

### 3. .INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Instruments has an interest material to the offer.

### . NOTIFICATION

The Irish Financial Regulator has provided AFM (Autoriteit Financiële Markten) (the Netherlands); The UK Listing Authority (United Kingdom) (the Financial Services Authority, acting as competent authority for listing); BaFin (Bundesanstalt für Finanzdienstleistungsaufsicht) (Germany); CSSF (Commission de Surveillance du Secteur Financier) (Luxembourg); Comisión Nacional de Mercado de Valores (CNMV) (Spain), Commissione Nazionale per la Societa e la Borsa (CONSOB) (Italy), Autorité des Merchés Financiers (AMF) (France), Finanstilsynet (Denmark); Comision Bancaire, Financiere et des Assurances (Belgium); and FMA Finanzmartaufsich (Austria) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

### 4. ESTIMATED NET PROCEEDS

| | |
|---|---|
| (i) Estimated net proceeds: | EUR 7,000,000 |
| (ii) Estimate of total expenses related to the admission to trading: | EUR €2,500 |

### 5. FIXED RATE INSTRUMENTS ONLY – YIELD

| | |
|---|---|
| Indication of yield: | 5.12 per cent. per annum<br>The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield. |

### 6. FLOATING RATE INSTRUMENTS ONLY - HISTORIC INTEREST RATES

Not Applicable

7. *Index-Linked or other variable-linked Instruments only* - **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

Not Applicable

8. *Dual Currency Instruments only* - **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

9. **OPERATIONAL INFORMATION**

| | |
|---|---|
| ISIN Code: | DE000A0GXW03 |
| Common Code: | 026754020 |
| New Global Instrument intended to be held in a manner which would allow Eurosystem eligibility : | No |
| German Securities Code (*WKN*): | A0GXW0 |
| Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s): | Not Applicable |
| Delivery: | Delivery against payment |
| Fiscal Agent/German Fiscal Agent: | Deutsche Bank AG, London Branch |
| Name and address of additional Paying Agent(s) (if any): | Not Applicable |
| Tradeable Amounts: | Eur 1,000 |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the €40,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA Bank plc and DEPFA ACS Bank.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ..................................... 
Duly authorised

# INTERIM REPORT

Interim Group Accounts
as at 30 June

2006

DEPFA BANK plc

DEPFA BANK
PERFORMANCE IN FINANCE

# Profit before tax by segment 1 January - 30 June


Budget Finance (€ m)
06/2006
06/2005
276
187
0 32 64 96 128 160 192 224 256 288


Infrastructure Finance (€ m)
06/2006
06/2005
12
6
0 32 64 96 128 160 192 224 256 288


Client Product Services (€ m)
06/2006
06/2005
30
-1
0 32 64 96 128 160 192 224 256 288


Global Markets (€ m)
06/2006
06/2005
70
165
0 32 64 96 128 160 192 224 256 288


Net income and ROE after tax - Group
€ m
550
500
450
400
350
300
200
100
0
%
40
35
30
25
20
15
10
5
0
29.4
32.9
22.7
22.9
370
534
475
274
2003
2004
2005
06/2006
© DEPFA BANK

* 2003 according to US-GAAP

| Ratings | Fitch | Moody's | S&P |
|---|---|---|---|
| DEPFA BANK plc | F1+, AA– | P-1, Aa3 | A-1+, AA- |
| DEPFA Deutsche Pfandbriefbank AG | F1+, AA– | P-1, Aa3 | A-1, A |
| DEPFA ACS BANK | F1+, AA– | P-1, Aa3 | A-1+, AA- |

# Group figures

| | Q2 2006 € m | Q1 2006 € m | Q2 2005 € m | Change Q2 2005 to Q2 2006 € m | % |
|---|---|---|---|---|---|
| **Earnings** | | | | | |
| Net interest income | 110 | 107 | 96 | 14 | 14.6 |
| Net fee and commission income | 12 | 5 | 5 | 7 | 140.0 |
| Net trading income | 41 | 62 | -181 | 222 | |
| Gains less losses from financial assets | 67 | 70 | 292 | -225 | -77.1 |
| Other operating income | - | - | 4 | -4 | -100.0 |
| **Total operating income** | **230** | **244** | **216** | **14** | **6.5** |
| Operating expenses | -56 | -58 | -52 | -4 | 7.7 |
| of which staff costs | -33 | -37 | -31 | -2 | 6.5 |
| of which administrative expenses | -19 | -18 | -17 | -2 | 11.8 |
| of which depreciation and amortisation | -2 | -2 | -3 | 1 | -33.3 |
| of which other operating expenditure | -2 | -1 | -1 | -1 | 100.0 |
| **Profit before taxation** | **174** | **186** | **164** | **10** | **6.1** |
| Taxation | -34 | -52 | -38 | 4 | -10.5 |
| **Profit for the period** | **140** | **134** | **126** | **14** | **11.1** |
| | | | | | |
| **Balance sheet items** | **30.06.2006** | **31.03.2006** | **31.12.2005** | **Changes 31.12.2005 to 30.06.2006** | |
| Public finance volume (incl. public sector related) | 209,827 | 205,677 | 202,970 | 6,857 | 3.4 |
| of which drawn | 187,429 | 183,169 | 181,499 | 5,930 | 3.3 |
| of which undrawn | 22,398 | 22,508 | 21,471 | 927 | 4.3 |
| Outstanding securities | 104,335 | 106,229 | 103,014 | 1,321 | 1.3 |
| Shareholders' capital | 2,480 | 2,433 | 2,304 | 176 | 7.6 |
| Total assets | 221,011 | 221,613 | 228,630 | -7,619 | -3.3 |
| | | | | | |
| **Key ratios** | **Q2 2006** | **Q1 2006** | **Q2 2005** | | |
| Cost/income ratio | 24.3% | 23.8% | 24.1% | | |
| Earnings per share € | 0.41 | 0.39 | 0.37 | | |
| RoE after taxes | 22.8% | 22.6% | 25.3% | | |

# Contents

# Letter to Shareholders

**Dear Shareholders,**

DEPFA confirmed its very good business performance in 2006 with another good result in the second quarter. The second quarter net profit of € 140 m came on top of the good previous quarter's level of € 134 m and amounted to a marked improvement of 11% on the same period in 2005. DEPFA's earnings mix continued to shift towards client driven businesses. The client segments combining Budget Finance, Infrastructure Finance and Client Product Services made up 84% of total revenues in the second quarter versus 77% in the first quarter. Revenue synergies between the lending activities and Client Product Services continue to open up new channels of revenues.

Net interest income in the second quarter showed a healthy improvement to € 110 m, which confirmed the upwards trend of the year. This compares with € 96 m in the comparative quarter 2005. Due to steady new business the portfolio of interest generating public sector assets grew to € 187 bn whilst margins on new business remained stable. Net fee and commission income more than doubled to € 12 m (from € 5 m) due to advisory fees received and ongoing fees accruing from the liquidity facilities.

The trading result reached € 41 m, with the core trading profit excluding valuation effects from hedge inefficiencies making up € 17 m and profit from client driven swap transactions making up € 14 m. Gains from sale of financial assets totalled € 67 m.

Total expenditure showed a headline figure of € 56 m which represents a slight fall of € 2 m against the first quarter 2006. Due to higher staff numbers personnel expenditure increased by 7% to € 33 m in comparison to the second quarter of 2005. The cost income ratio remained stable at 24%. The bank is deriving good gains from its investments in new staff in key growth areas; overall revenues in the first half of 2006 are 15% higher than a year earlier. Profit before taxes totalled € 174 m. The RoE of 23% after tax is within the profit target for the full year.

### Budget Finance

The Budget Finance segment is the bank's core business activity and encompasses bond and loan financing to public sector authorities. All lending is 'micro-hedged', meaning that the interest rate exposure to any single asset is eliminated via the use of interest rate derivatives. Net interest income amounted to € 90 m, a 29% increase against the comparative quarter 2005. This increase has outpaced growth in on-balance sheet financing volumes of 10% over the same period. Non-interest revenues of € 74 m were 40% higher than in the previous year and largely related to turnover in assets.

New business origination continued to be at a healthy € 17 bn. The priority of the bank has been to continue locking in satisfactory margins on new business with high quality borrowers. The United States in particular continue to provide very fertile ground for DEPFA to both grow and diversify the bank's portfolio. The combined business volume amounts to € 31 bn which corresponds to 15% of the portfolio. New business originated in the US as well as in the UK and new EU states also has been part of the process of increasing the diversity in the portfolio by country and by borrower.

DEPFA's funding activities are on track for the year. DEPFA ACS BANK completed a EUR and a USD benchmark in the first half of 2006 at historically tight funding levels. The benchmark curve of the bank is trading at historically tight levels (sub Euribor and USD Libor from 2-10 years) and DEPFA ACS BANK has in the last few months been one of the outperforming assets in the Covered Bond market. With regard to its Money Market activities DEPFA increased its US Commercial Paper Programme to USD 10 bn in order to meet increased investor demand.

Profit before taxes in the Budget Finance segment totalled € 145 m (Q2 2005: € 103 m).

| € m | Q2 2006 | Q2 2005 | Change | Change % |
|---|---|---|---|---|
| Net interest income | 90 | 70 | 20 | 29 |
| Non-interest revenues | 74 | 53 | 21 | 40 |
| **Total operating income** | **164** | **123** | **41** | **33** |
| **Operating expenses** | **-19** | **-20** | **1** | **-5** |
| **Profit before taxation** | **145** | **103** | **42** | **41** |
| **Key Balance sheet items** | | | | |
| Financing volume (on-balance sheet) | 167,418 | 152,333 | 15,085 | 10 |
| Financing volume (off-balance sheet) | 20,723 | 14,329 | 6,394 | 45 |
| Average equity | 1,290 | 1,105 | 185 | 17 |
| **Key ratios** | | | | |
| Cost/income ratio | 12% | 16% | | |
| ROE | 45% | 37% | | |

## Infrastructure Finance

The infrastructure finance activities of DEPFA centre on concession based public sector projects in which the private sector contractor builds, finances and operates a particular asset over the term of a concession with proceeds to finance the debt emanating from the public sector authority or directly from the levying of tolls. This very specialised form of project finance has its roots in the UK and the attractions of limiting cost overruns and the favourable treatment of such debt as a form of off balance sheet financing from the point of view of the state has allowed this form of financing to spread across Europe and even to the United States and Japan. Net operating income more than doubled in the second quarter to € 13 m year-on-year. In July 2006 DEPFA carried out its second major securitisation of infrastructure loans (EPIC II) amounting to € 900 m. Through EPIC, DEPFA has packaged and transferred the risk (and part of the return) of a section of its PPP loan portfolio and achieved its objectives of releasing capital, improving returns, transferring credit risk and bringing investors into the infrastructure market in a new way that can be replicated in the future. DEPFA has created an efficient refinancing template, which can be used repeatedly to refinance the infrastructure assets put onto the Bank's balance sheet through its successful origination capability.

DEPFA closed 18 transactions in the first half of 2006 and has a strong pipeline of deals globally and especially in the North American market. The US, like Europe, increasingly sees PPP financing as a valid method to carry out the huge amount of necessary investments for essential Public Private Partnership (PPP). One of the key transactions in the US in the second quarter was for the acquisition of the Pocahontas Parkway. DEPFA acted as both financial advisor and consortium member in support of Transurban Group's $603m acquisition of the Parkway under a 99-year concession granted by the Virginia Department of Transportation.

The financial value of the infrastructure finance activities also carries over to ancillary revenues that are created for other areas of expertise in the Bank that become involved in a particular transaction. Most notably, client swap structures have been successfully arranged for clients by in-house specialists on the back of some large transactions, with revenues booked in the Client Product Services segment.

Profit before taxes in the Infrastructure Finance segment totalled € 8 m before tax (Q2 2005: € 3 m).

| € m | Q2 2006 | Q2 2005 | Change | Change % |
|---|---|---|---|---|
| Net interest income | 6 | 5 | 1 | 20 |
| Non-interest revenues | 7 | 1 | 6 | 600 |
| **Total operating income** | **13** | **6** | **7** | **117** |
| **Operating expenses** | **-5** | **-3** | **-2** | **67** |
| **Profit before taxation** | **8** | **3** | **5** | **167** |
| **Key Balance sheet items** | | | | |
| Financing volume (on-balance sheet) | 4,057 | 1,629 | 2,428 | 149 |
| Financing volume (off-balance sheet) | 1,675 | 795 | 880 | 111 |
| Average equity | 208 | 115 | 93 | 81 |
| **Key ratios** | | | | |
| Cost/income ratio | 38% | 50% | | |
| ROE | 15% | 10% | | |

## Client Product Services

Client Product Services incorporates a major part of the new products and structured solutions that the bank provides for its public sector clients. The leveraging of lending relationships by Client Product Services activities is a central pillar of the bank's growth strategy and has opened up fresh areas of profit generation for the bank. In the second quarter total operating income reached € 16 m, taking the overall contribution to the Group's revenue to € 41 m for the first half of 2006 compared to a very low base of € 6 m for the first half of 2005 when the segment was only in its infancy. The client swaps business was the most obvious area for DEPFA to build up earnings capacity quickly as the bank is able to add this product to its many lending transactions with clients.

Other product areas, which are at an earlier point in their development than the client derivatives business will progressively increase contributions to profits with the build up of volume and staff. The Guaranteed Investment Contract business (GIC) is continuing to 'ramp up' strongly with the amount of deposits collected from US municipalities surpassing US$ 1 billion. The GICs provide the bank with an important additional sub LIBOR source of funding. The securitisation business is also performing well and the bank is involved in a number of mandates with mainly Southern European clients to remove receivables from their books.

Profit before taxes in the Client Product Services segment totalled € 11 m before tax (Q2 2005: € -2 m).

| € m | Q2 2006 | Q2 2005 | Change |
|---|---|---|---|
| Net interest income | 2 | - | 2 |
| Non-interest revenues | 14 | 2 | 12 |
| **Total operating income** | **16** | **2** | **14** |
| **Operating expenses** | **-5** | **-4** | **-1** |
| **Profit before taxation** | **11** | **-2** | **13** |
| **Key Balance sheet items** | | | |
| Financing volume (on-balance sheet) | - | - | - |
| Financing volume (off-balance sheet) | - | - | - |
| Average equity | 38 | 11 | 27 |
| **Key ratios** | | | |
| Cost/income ratio | 31% | n/a | |
| ROE | 116% | n/a | |

## Global Markets

The Global Markets segment relates to all trading and client driven asset positioning. The net operating income of the Global Markets segment totalled € 35 m in the second quarter, down 68% on a year-on-year basis. Profit before taxation was also down strongly by 70% to € 30 m over this period. The contribution of this segment to overall revenues and profits has continued its downward trend from the 2005 levels as the bank reduced its trading activities and shifts its focus to non trading revenues. The share of Global Markets in the total Group pre-tax profit excluding the Corporate Centre went down from 49% in Q2 2005 and 21% in the first quarter 2006 to 15% in Q2 2006. It is important to note that the shortfall in the profit contribution from Global Markets has greatly been compensated for by higher contributions from the client segments.

Profits before taxes in the Global Market segment totalled € 30 m (Q2 2005: € 100 m).

| € m | Q2 2006 | Q2 2005 | Change | Change % |
|---|---|---|---|---|
| Net interest income | 19 | 25 | -6 | -24 |
| Non-interest revenues | 16 | 84 | -68 | -81 |
| **Total operating income** | **35** | **109** | **-74** | **-68** |
| **Operating expenses** | **-5** | **-9** | **4** | **-44** |
| **Profit before taxation** | **30** | **100** | **-70** | **-70** |
| **Key Balance sheet items** | | | | |
| Financing volume (on-balance sheet) | 13,111 | 9,094 | 4,017 | 44 |
| Financing volume (off-balance sheet) | - | - | - | - |
| Average equity | 706 | 321 | 385 | 120 |
| **Key ratios** | | | | |
| Cost/income ratio | 14% | 8% | | |
| ROE | 17% | 125% | | |

## Corporate Centre

The Corporate Centre consists of cost and revenue items that do not lend themselves easily to any of the business categories. The segment takes account of large recurring items such as valuation effects from hedge inefficiencies due to hedge accounting in non-interest revenues (€ 10 m in Q2 2006).

Profit before taxes in the Corporate Centre segment showed a negative € 20 m (Q2 2005: € - 40 m).

| € m | Q2 2006 | Q2 2005 | Change | Change % |
|---|---|---|---|---|
| Net interest income | -7 | -4 | -3 | 75 |
| Non interest revenues | 9 | -20 | 29 | |
| **Total operating income** | **2** | **-24** | **26** | |
| **Operating expenses** | **-22** | **-16** | **-6** | **38** |
| **Profit before taxation** | **-20** | **-40** | **20** | **-50** |
| | | | | |
| **Key balance sheet items** | | | | |
| Financing volume (on-balance sheet) | 4,965 | 6,848 | -1,883 | -27 |
| Financing volume (off-balance sheet) | - | - | - | - |
| Average equity | 215 | 436 | -221 | -51 |

# Interim financial information
# as at 30 June 2006

| Consolidated income statement | Note | 1 Jan - 30 June 2006 € m | 1 Jan - 30 June 2005 € m |
|---|---|---|---|
| Interest and similar income | 1 | 4,173 | 3,653 |
| Interest expense and similar charges | 1 | -3,956 | -3,447 |
| **Net interest income** | | **217** | **206** |
| Fee and commission income | 2 | 22 | 12 |
| Fee and commission expense | 2 | -5 | -3 |
| **Net fee and commission income** | | **17** | **9** |
| Net trading income | 3 | 103 | -136 |
| Gains less losses from financial assets | | 137 | 327 |
| Other operating income | | - | 7 |
| **Total operating income** | | **474** | **413** |
| Staff costs | | -70 | -67 |
| Administrative expenses | | -37 | -32 |
| Depreciation and amortisation | | -4 | -5 |
| Other operating expenditure | | -3 | -1 |
| **Total operating expenses** | | **-114** | **-105** |
| **Net operating profit before impairment losses** | | **360** | **308** |
| Impairment losses on loans and advances | | - | - |
| **Profit before taxation** | | **360** | **308** |
| Taxation | | -86 | -63 |
| **Profit for the period attributable to the equity holders of the company** | | **274** | **245** |
| **Earnings per share attributable to the equity holders of the Company (expressed in € per share):** | | | |
| – basic | | 0.80 | 0.72 |
| – diluted | | 0.80 | 0.72 |

| Consolidated balance sheet | Note | 30.06.2006 € m | 31.12.2005 € m |
|---|---|---|---|
| **ASSETS** | | | |
| Cash and balances with central banks | | 1,483 | 1,457 |
| Treasury bills and other eligible bills | | 35 | 1 |
| Loans and advances to banks | 4 | 37,451 | 42,870 |
| Trading securities | | 1,262 | 210 |
| Derivative financial instruments | 5 | 7,509 | 8,147 |
| Other financial assets at fair value through profit or loss | | 615 | 586 |
| Loans and advances to customers | 6 | 120,329 | 116,437 |
| Investment securities - available-for-sale | | 52,147 | 58,776 |
| Intangible assets | | 54 | 55 |
| Property, plant and equipment | | 22 | 24 |
| Deferred taxation | | 85 | 52 |
| Other assets | | 19 | 15 |
| **Total assets** | | **221,011** | **228,630** |
| | | | |
| **LIABILITIES** | | | |
| Deposits from banks | 8 | 68,552 | 67,023 |
| Other deposits | | 25,865 | 29,779 |
| Derivative financial instruments and other trading liabilities | 5 | 12,797 | 17,541 |
| Due to customers | 9 | 10,128 | 7,672 |
| Debt securities in issue | 10 | 98,582 | 101,612 |
| Other borrowed funds | 11 | 2,169 | 2,378 |
| Other liabilities | | 120 | 97 |
| Current tax liabilities | | 129 | 51 |
| Deferred tax liabilities | | 131 | 110 |
| Retirement benefit obligations | | 58 | 63 |
| **Total liabilities** | | **218,531** | **226,326** |
| | | | |
| **EQUITY** | | | |
| **Equity attributable to equity holders of the company** | | | |
| Share capital | | 106 | 106 |
| Share premium | | 1,142 | 1,142 |
| Retained earnings | | 1,137 | 940 |
| Other reserves | | 95 | 116 |
| **Total equity** | | **2,480** | **2,304** |
| **Total equity and liabilities** | | **221,011** | **228,630** |

## Consolidated statement of changes in shareholders' equity

| €m | Share capital | Share premium | Retained earnings | Other reserves: unrealised gains/ losses on cash flow hedges | Other reserves: unrealised gains/ losses on available for sale securities | Total equity 2006 | Total equity 2005 |
|---|---|---|---|---|---|---|---|
| **Balance at 1 January** | **106** | **1,142** | **940** | **2** | **114** | **2,304** | **1,884** |
| Profit for the period | - | - | 134 | - | - | 134 | 119 |
| Net change in available for sale investments, net of tax | - | - | - | - | -6 | -6 | 27 |
| Net changes in cash flow hedges, net of tax | - | - | - | - | - | - | 1 |
| **Total recognised profit** | **-** | **-** | **134** | **-** | **-6** | **128** | **147** |
| Reduction of equity for own shares purchased | - | - | -9 | - | - | -9 | -45 |
| Write-back to equity for own shares expensed through the income statement | - | - | 10 | - | - | 10 | 9 |
| Acquisition of minority interest | - | - | - | - | - | - | -9 |
| **Balance at 31 March** | **106** | **1,142** | **1,075** | **2** | **108** | **2,433** | **1,986** |
| Profit for the period | - | - | 140 | - | - | 140 | 126 |
| Net change in available for sale investments, net of tax | - | - | - | - | -15 | -15 | -68 |
| Net changes in cash flow hedges, net of tax | - | - | - | - | - | - | -2 |
| **Total recognised profit** | **-** | **-** | **140** | **-** | **-15** | **125** | **56** |
| Write-back to equity for own shares expensed through the income statement | - | - | 8 | - | - | 8 | 8 |
| Dividends | - | - | -86 | - | - | -86 | -58 |
| **Balance at 30 June** | **106** | **1,142** | **1,137** | **2** | **93** | **2,480** | **1,992** |

## Consolidated cash flow statement

| | 2006 € m | 2005 € m |
|---|---|---|
| Cashflow from operating activities | -3,902 | 4,411 |
| Cashflow from investing activities | -2 | -39 |
| Cashflow from financing activities | -315 | 255 |
| Net increase/(decrease) in cash and cash equivalents | -4,219 | 4,627 |
| **Cash and cash equivalents as of 1 January** | **12,049** | **8,797** |
| Effect of exchange rate changes on cash and cash equivalents | -40 | 155 |
| **Cash and cash equivalents as of 30 June** | **7,790** | **13,579** |

# Quarterly performance

| | 2006 € m | | 2005 € m | | | |
|---|---|---|---|---|---|---|
| | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Net interest income | 110 | 107 | 116 | 100 | 96 | 110 |
| Net fee and commission income | 12 | 5 | 6 | 5 | 5 | 4 |
| Net trading income | 41 | 62 | -3 | 25 | -181 | 45 |
| Gains less losses from investment securities | 67 | 70 | 60 | 93 | 292 | 35 |
| Other operating income | - | - | - | - | 4 | 3 |
| **Total operating income** | **230** | **244** | **179** | **223** | **216** | **197** |
| Operating expenses | -56 | -58 | -57 | -53 | -52 | -53 |
| of which staff costs | -33 | -37 | -33 | -32 | -31 | -36 |
| of which other administrative expenses | -19 | -18 | -20 | -20 | -17 | -15 |
| of which depreciation and amortisation | -2 | -2 | -2 | -2 | -3 | -2 |
| of which other operating expenditure | -2 | -1 | -2 | 1 | -1 | - |
| **Net operating profit before impairment losses** | **174** | **186** | **122** | **170** | **164** | **144** |
| Impairment losses on loans and advances | - | - | -3 | - | - | - |
| **Profit before taxation** | **174** | **186** | **119** | **170** | **164** | **144** |
| Income tax expense | -34 | -52 | -21 | -38 | -38 | -25 |
| **Profit for the period** | **140** | **134** | **98** | **132** | **126** | **119** |

# Basis of accounting

The consolidated annual financial statements of DEPFA Group are prepared in accordance with International Financial Reporting Standards ('IFRS').

The accounting policies applied in the preparation of the consolidated financial statements in 2005 were also applied for this interim report, including the calculation of the comparative figures.

No new entities have been consolidated in this period.

# Notes to the Group balance sheet and income statement

## 1. Net interest income

| | 30.06.2006 € m | 30.06.2005 € m |
|---|---|---|
| **Interest income** | | |
| Loans and advances | 2,813 | 2,734 |
| Other lending business and money market transactions | 256 | 206 |
| Fixed income securities | 1,104 | 713 |
| | **4,173** | **3,653** |
| **Interest expense** | | |
| Asset-covered bonds | -1,748 | -1,523 |
| Other debt securities | -238 | -210 |
| Borrowings | -81 | -66 |
| Subordinated debt | -64 | -48 |
| Other banking transactions | -1,825 | -1,600 |
| | **-3,956** | **-3,447** |

## 2. Net fee and commission income

| | 30.06.2006 € m | 30.06.2005 € m |
|---|---|---|
| **Fee and commission income** | | |
| Commission income from liquidity facilities | 10 | 6 |
| Other fees | 12 | 6 |
| | **22** | **12** |
| **Fee and commission expense** | | |
| Fees paid | -5 | -3 |
| | **-5** | **-3** |

## 3. Net trading income

| | 30.06.2006 € m | 30.06.2005 € m |
|---|---|---|
| Securities and derivatives held for trading | 106 | -136 |
| Foreign exchange transaction gains less losses | -3 | - |
| | **103** | **-136** |

## 4. Loans and advances to banks

| | 30.06.2006 € m | 30.12.2005 € m |
|---|---|---|
| Public sector loans | 22,610 | 22,166 |
| Term deposits | 2,341 | 5,002 |
| Reverse repurchase agreements | 2,634 | 4,414 |
| Cash collateral | 5,430 | 7,987 |
| Other loans and advances | 4,436 | 3.301 |
| | **37,451** | **42,870** |

## 5. Derivatives and other trading liabilities

| | 30.06.2006 Assets € m | 30.06.2006 Liabilities € m | 31.12.2005 Assets € m | 31.12.2005 Liabilities € m |
|---|---|---|---|---|
| **Derivatives** | | | | |
| Interest rate and currency swaps | 7,351 | 11,428 | 8,011 | 16,358 |
| Interest rate futures | 5 | - | 1 | - |
| Interest rate options purchased | 5 | - | - | - |
| Interest rate options written | - | 1 | - | - |
| Other interest rate derivative contracts | 16 | 4 | 10 | 1 |
| Foreign exchange contracts | 31 | 62 | 80 | 59 |
| Credit derivatives | 101 | 70 | 44 | 11 |
| Other derivatives | - | - | 1 | 29 |
| | **7,509** | **11,565** | **8,147** | **16,458** |
| **Other trading liabilities** | | | | |
| Short positions | - | 1,232 | - | 1,083 |
| | **7,509** | **12,797** | **8,147** | **17,541** |

## 6. Loans and advances to customers

| | 30.06.2006 € m | 31.12.2005 € m |
|---|---|---|
| Public sector and infrastructure loans | 117,663 | 113,593 |
| Term deposits | 128 | 56 |
| Reverse repurchase agreements | 305 | 289 |
| Property loans | 2,115 | 2,434 |
| Other loans and advances | 144 | 91 |
| | **120,355** | **116,463** |
| Allowances for losses on loans and advances (note 7) | -26 | -26 |
| | **120,329** | **116,437** |

## 7. Impairment losses on loans and advances

| | 30.06.2006 € m | 31.12.2005 € m |
|---|---|---|
| Opening balance | -26 | -32 |
| Impairment losses | - | -3 |
| Loan transfers | - | 9 |
| **Closing balance** | **-26** | **-26** |

The total allowance for losses on loans and advances is made up as follows:

| | 30.06.2006 € m | 31.12.2005 € m |
|---|---|---|
| Public sector and infrastructure loans | 3 | 3 |
| Property loans | 23 | 23 |
| | **26** | **26** |

## 8. Deposits from banks

| | 30.06.2006 € m | 31.12.2005 € m |
|---|---|---|
| Term deposits | 15,601 | 16,664 |
| Call deposits | 3,274 | 2,027 |
| Repurchase agreements | 42,390 | 43,188 |
| Other liabilities | 7,287 | 5,144 |
| | **68,552** | **67,023** |

## 9. Due to customers

| | 30.06.2006 € m | 31.12.2005 € m |
|---|---|---|
| Term deposits | 3,790 | 3,753 |
| Call deposits | - | 120 |
| Repurchase agreements | 4,815 | 3,213 |
| Other liabilities | 1,523 | 586 |
| | **10,128** | **7,672** |

## 10. Debt securities in issue

| | 30.06.2006 €m | 31.12.2005 €m |
|---|---|---|
| Public sector covered bonds | 88,877 | 91,756 |
| Other covered bonds | 417 | 515 |
| Other debt securities in issue | 9,288 | 9,341 |
| | **98,582** | **101,612** |

## 11. Other borrowed funds

| | 31.03.2006 €m | 31.12.2005 €m |
|---|---|---|
| Subordinated debt | 1,197 | 1,422 |
| Profit participation certificates | 972 | 956 |
| | **2,169** | **2,378** |

## 12. Incentive compensation programme

At 30 June 2006, the Trust established to purchase shares under the Group incentive programme held 8,743,268 shares of DEPFA BANK plc at a cost of € 94 million. Compensation cost relating to the programme recognised in the income statement amounted to € 18 million.

## 13. Segmental reporting

The Group is organised on a worldwide basis into the following main business segments:

*Budget Finance*
The Budget Finance segment incorporates the traditional public finance lending business of DEPFA in the form of bond and loan financing with public sector authorities. The Group does not take any interest rate risks within this segment. It also includes all of the Group's funding positions which are recharged to other segments at agreed rates. Unhedged public sector loans and bonds are included in Global markets.

*Client Product Services*
This area of business comprises the provision of various forms of balance sheet financing as well as off-balance sheet products and services to customers. This segment relates specifically to derivative products, structured transactions, securitisation and advisory services.

*Global Markets*
Global Markets consists of the Group's unhedged loan and bond books and the Group's trading activities.

*Infrastructure Finance*
Infrastructure Finance relates to financing of infrastructure projects. DEPFA focuses on essential infrastructure i.e. roads, bridges, tunnels and public buildings.

*Corporate Centre*

This area contains overhead costs, project costs as well as the residual property portfolio of the Deutsche Pfandbriefbank AG and surplus capital.

Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions are charged to the business segments where practical in accordance with their estimated proportionate share of overall activities. Unallocated expenses are retained at the Corporate Centre.

| | 1. Jan. - 30. June 2006 | | | | | |
|---|---|---|---|---|---|---|
| **€ m** | **Budget Finance** | **Infra-structure Finance** | **Client Product Services** | **Global Markets** | **Corporate Centre/ Consolida-tion items** | **Group** |
| Net Interest Income | 176 | 12 | - | 41 | -12 | 217 |
| Non interest revenues | 143 | 9 | 41 | 42 | 22 | 257 |
| **Total operating income** | **319** | **21** | **41** | **83** | **10** | **474** |
| **Operating expenses** | **-43** | **-9** | **-11** | **-13** | **-38** | **-114** |
| Impairment losses | - | - | - | - | - | - |
| **Profit before taxation** | **276** | **12** | **30** | **70** | **-28** | **360** |
| Taxation | | | | | | -86 |
| **Profit for the period** | | | | | | **274** |

| | 1. Jan. - 30. June 2005 | | | | | |
|---|---|---|---|---|---|---|
| **€ m** | **Budget Finance** | **Infra-structure Finance** | **Client Product Services** | **Global Markets** | **Corporate Centre/ Consolida-tion items** | **Group** |
| Net Interest Income | 141 | 10 | - | 57 | -2 | 206 |
| Non interest revenues | 88 | 2 | 6 | 127 | -16 | 207 |
| **Total operating income** | **229** | **12** | **6** | **184** | **-18** | **413** |
| **Operating expenses** | **-42** | **-6** | **-7** | **-19** | **-31** | **-105** |
| Impairment losses | - | - | - | - | - | - |
| **Profit before taxation** | **187** | **6** | **-1** | **165** | **-49** | **308** |
| Taxation | | | | | | -63 |
| **Profit for the period** | | | | | | **245** |

## 14. Contingent liabilities and commitments

| | 30.06.2006 € m | 31.12.2005 € m |
|---|---|---|
| Contingent liabilities for guarantees and indemnity agreements | 25 | 29 |

| | 30.06.2006 € m | 31.12.2005 € m |
|---|---|---|
| Loan commitments | 22,398 | 21,471 |

## 15. Result from discontinued operations

During the period the Group received refunds of taxes and interest on taxes as a result of tax audits concerning a property company that was sold to Aareal Bank A.G. in preparation for the spin-off of the property business. The period covered by the tax audits was prior to the sale of the property company and prior to the spin-off in 2002 of the property business. Under the contracts between DEPFA and Aareal concerning the spin-off, DEPFA may be obliged to pass the refunds to Aareal and a provision has been made for this potential obligation. The net effect on the Group income statement is therefore nil.

# Other details

## New commitments

| | 30.06.2006 € m | 30.06.2005 € m |
|---|---|---|
| Public sector finance | 30,795 | 49,732 |
| Public sector related | 4,781 | 1,135 |
| | **35,576** | **50,867** |

## Primary sales of debt securities including loans

| | 30.06.2006 € m | 30.06.2005 € m |
|---|---|---|
| Public sector covered bonds | 7,041 | 17,141 |
| Other debt securities | 1,216 | 2,112 |
| Loans | 1,390 | 2,081 |
| | **9,647** | **21,334** |

Loans consist of borrowings with a maturity of greater than 1 year.

## Average number of employees

| | 30.06.2006 | 30.06.2005 |
|---|---|---|
| Average number of employees | 545 | 492 |

## Regulatory capital and capital adequacy ratios in accordance with BIS

| Regulatory capital | 31.06.2006 € m | 31.12.2005 € m |
|---|---|---|
| Core capital (Tier I) | 2,783 | 2,976 |
| Supplementary (Tier II) | 1,350 | 1,104 |
| **Total regulatory capital** | **4,133** | **4,080** |

| Capital adequacy ratios | 30.06.2006 | 31.12.2005 |
|---|---|---|
| BIS Risk weighted assets (€ m) | 29,539 | 24,081 |
| Core capital ratio (Tier I) | 9.4% | 12.4% |
| Total capital ratio (Tier I and Tier II) | 14.0% | 16.9% |

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements (BIS), Basle Accord regulations to facilitate international comparisons.

# Management



**Gerhard Bruckermann** *(Chairman & CEO)*

Gerhard Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Since 2002, Gerhard Bruckermann is Chairman & CEO of DEPFA BANK plc. Gerhard Bruckermann previously held senior positions in the Capital Market divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA's Public Finance Activities are widely credited to Gerhard Bruckermann's initiative and vision.



**Matthias Mosler** *(Deputy CEO)*

Matthias Mosler joined DEPFA BANK plc on 1st October 2005 as Member of the Executive Committee and became Deputy CEO as of 14 February 2006. Furthermore, he is responsible for Client Relationship Management. Between 2000 and 2005 Matthias Mosler worked for Merrill Lynch where he was CEO of Germany and Vice Chairman of European Equity Capital Markets. He also worked for Goldman Sachs in New York and London as Managing Director in M&A, Corporate Finance and Equity Capital Markets. Matthias Mosler began his career at Deutsche Bank where he held positions in Debt Capital Markets and as assistant to the CEO.



**Reinhard Grzesik** *(CFO)*

Reinhard Grzesik joined DEPFA Group in 1996 serving as head of the Corporate Planning division until 2001. He previously worked in Group Development at Deutsche Bank AG. As a member of the Executive Committee of DEPFA BANK plc, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development. In addition, Reinhard Grzesik is in charge of Group Operations.

**Bo Heide-Ottosen**



Bo Heide-Ottosen joined DEPFA BANK plc in October 2004 as Managing Director and Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki. As a member of the Executive Committee of DEPFA BANK plc, Bo Heide-Ottosen is responsible for the Group's global Treasury, Budget Finance and Global Markets.

**Rolf Hengsteler**



Rolf Hengsteler joined DEPFA Group in 1999. Prior to this, the mathematician with a PhD in Business Administration worked for more than ten years in various front and back office functions for Frankfurt based Citigroup. As Chief Risk Officer of DEPFA BANK plc, he is responsible for Group Risk Control and IT.

**Paul Leatherdale**



Paul Leatherdale joined DEPFA in September 1999 to set up the Infrastructure Finance Team in Dublin, which now numbers over 40 people, and has specialist local teams based in most of the Group's offices worldwide. Previously, after completing a business degree, he qualified as a Chartered Accountant and then spent 15 years at Sumitomo Bank in London specialising in real estate, construction and international project finance. As a member of the Executive Committee of DEPFA BANK plc, Paul Leatherdale is responsible for the segment Infrastructure Finance and Advisory Services.

**Andrew T. Readinger**



Andrew T. Readinger joined DEPFA BANK plc in January 2005 as a Managing Director, Member of the Executive Committee. Prior to joining DEPFA Group, Andrew Readinger held senior positions in Fixed Income, Public Finance and Capital Markets in both New York and London for JP Morgan and Morgan Stanley. As a member of the Executive Committee of DEPFA BANK plc, Andrew Readinger is responsible for Client Product Services and Global Markets.

# Addresses

**DEPFA BANK plc**
1, Commons Street
**Dublin 1, Ireland**
Phone +353 1 792-2222, Fax +353 1 792-2211
www.depfa.com

**Frankfurt Office**
Neue Mainzer Straße 75
**60311 Frankfurt, Germany**
Phone +49 69 92882-0, Fax +49 69 92882-100

**Copenhagen Representative Office**
Frederiksgade 7
**1265 Copenhagen K, Denmark**
Phone +45 33 93-7571, Fax +45 33 93-7579

**London Branch**
105 Wigmore Street
**London W1U 1QY, United Kingdom**
Phone +44 20 7290-8400, Fax +44 20 7290-0580

**Madrid Representative Office**
Monte Esquinza, 30 4th floor
**28010 Madrid, Spain**
Phone +34 91 7004-640, Fax +34 91 3100-791

**New York Branch**
623 Fifth Avenue, 22nd floor
**New York, N.Y. 10022, USA**
Phone +1 917 286 2000, Fax +1 917 286 2088

**Chicago Representative Office**
30 North LaSalle Street, Suite 1510
**Chicago, IL 60602, USA**
Phone +1 312 332 9100, Fax +1 312 332 9192

**Paris Branch**
1, rue Saint Georges
**75009 Paris, France**
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

**Rome Branch**
Via di Torre Argentinia n.21
**00186 Rome, Italy**
Phone +39 06 6840-2801, Fax +39 06 6840-2831

**San Francisco Representative Office**
One Market
Steuart Tower, Suite 1125
**San Francisco, California, CA 94105, USA**
Phone +1 415 541 7991, Fax +1 415 541 9036

**Tokyo Branch**
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
**Tokyo 105-6241, Japan**
Phone +81 3 5402-9000, Fax +81 3 5402-9010

**Warsaw Representative Office**
ul. Ksiaceca 4
**00-498 Warsaw, Poland**
Phone +48 22 537-7600, Fax +48 22 537-7601

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
**60322 Frankfurt, Germany**
Phone +49 69 5006-0, Fax +49 69 5006-1331

**Rome Branch**
Via di Torre Argentinia n.21 (Palazzo Origo)
**00186 Rome, Italy**
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Investment Bank Ltd.
**International Banking Unit**
10 Diomidous Street, 3rd floor
**CY-2024 Nicosia, Cyprus**
Phone +357 22 396-300, Fax +357 22 396-399

**Hong Kong Representative Office**
1005 ICBC Tower
3 Garden Road
**Central, Hong Kong**
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
1, Commons Street
**Dublin 1, Ireland**
Phone +353 1 792-2222, Fax +353 1 792-2211

DEPFA UK Limited
105 Wigmore Street
**London W1U 1QY, United Kingdom**
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Finance N.V.
Herengracht 450
**1017 CA Amsterdam, Netherlands**
Phone +31 20 555-4466, Fax +31 20 555-4308

## DEPFA BANK's senior unsecured ratings on AA- / Aa3 / AA- stable at all rating agencies

**Presse und Investor Relations Release**

Dublin/Frankfurt, 1 June 2006.

Following today's rating decision by Moody's Investor Services DEPFA BANK plc would like to summarize all its outstanding ratings. The short-term and long-term ratings of the DEPFA BANK Group and its Debt Securities from all 3 ratings agencies are now as follows.

| | FITCH | Moody's | S&P |
|---|---|---|---|
| **DEPFA BANK plc** | | | |
| Senior unsecured Short-term ratings | F1+ | P-1 | A-1+ |
| Senior unsecured Long-term ratings | AA- | Aa3 | AA- |
| Financial Strength Rating | B | C+ | |
| **DEPFA ACS BANK** | | | |
| Senior unsecured Short-term ratings | F1+ | P-1 | A-1+ |
| Senior unsecured Long-term ratings | AA- | Aa3 | AA- |
| Financial Strength Rating | | C | |
| Senior Secured Long-term ratings | AAA | Aaa | AAA |
| **DEPFA Deutsche Pfandbriefbank AG** | | | |
| Senior unsecured Short-term ratings | F1+ | P-1 | A-1 |
| Senior unsecured Long-term ratings | AA- | Aa3 | |
| Financial Strength Rating | | C+ | |
| Senior Secured Long-term ratings | AAA | Aaa | AAA |

The outlooks are all stable by all rating agencies.

**DEPFA BANK with strong growth in high quality earnings - Second quarter net profit reaches € 140 m (+11%)**

**Press and Investor Relations Release**

Dublin/Frankfurt, 31 July 2006.

DEPFA BANK plc today released its second quarter 2006 results. With a net profit of € 140 m it is the best quarterly result ever and came on top of the good previous quarter's level of € 134 m (+11% compared to the second quarter 2005). The RoE of 23% after tax is well within the profit target for the full year. DEPFA's earnings mix continued to shift towards client driven businesses. The client segments combining Budget Finance, Infrastructure Finance and Client Product Services made up 84% of total revenues in the second quarter versus 77% in the first quarter 2006. Revenue synergies between the lending activities and Client Product Services have opened up new channels of revenue.

Net interest income in the second quarter showed a healthy improvement to € 110 m, which confirmed the upwards trend of the year. This compares with € 96 m in the comparative quarter 2005. Due to steady new business the portfolio of interest generating public sector assets grew to € 187 bn whilst margins on new business remained stable. Net fee and commission income more than doubled to € 12 m (from € 5 m) due to advisory fees received and ongoing fees accruing from the liquidity facilities that facilitate placement of US municipal bonds.

The trading result reached € 41 m and the gains from sale of financial assets totalled € 67 m in the second quarter.

Total expenditure showed a headline figure of € 56 m which represents a slight fall of € 2 m against the first quarter 2006. Due to a higher staff number personnel expenditure increased by 7% to € 33 m in comparison to the second quarter of 2005. The cost/income ratio remained stable at 24%. The bank is deriving good gains from its investments in new staff in key growth areas; overall revenues in the first half of 2006 are 15% higher than a year earlier. Profit before taxes in the second quarter totalled € 174 m.

**Segment Reporting**

The **Budget Finance** segment comprises lending activities to public sector authorities. Net interest income amounted to € 90 m, a 29% increase against the comparative quarter 2005. This increase has outpaced growth in on-balance sheet financing volumes of 10% over the same period. Non-interest revenues of € 74 m were 40% higher than in the previous year and largely related to turnover in assets. New business origination continued to be at a healthy € 17 bn. The priority of the bank has been to continue locking in satisfactory margins on new business with high quality borrowers. The United States in particular continue to provide very fertile ground for DEPFA to both grow and diversify the bank's portfolio in a large developed market. New business originated in the US as well as in the UK and new

EU states also has been part of the process of increasing the diversity in the portfolio by country and by borrower. Profit before taxes in the Budget Finance segment totalled € 145 m.

| | Q2 €m | 2006Q2 €m | 2005Variance €m | Variance % |
|---|---|---|---|---|
| **Net Interest Income** | 90 | 70 | 20 | 29% |
| **Non Interest Revenues** | 74 | 53 | 21 | 40% |
| **Net Operating Income** | **164** | **123** | **41** | **33%** |
| | | | | |
| **Operating Expenses** | **-19** | **-20** | **1** | **-5%** |
| **Profit Before Income Tax** | **145** | **103** | **42** | **41%** |
| | | | | |
| **Balance Sheet:** | | | | |
| **Financing Volume (on-balance sheet)** | **167,418** | **152,333** | **15,085** | **10%** |
| **Financing Volume (off-balance sheet)** | **20,723** | **14,329** | **6,394** | **45%** |
| **Average Equity** | **1,290** | **1,105** | **185** | **17%** |
| | | | | |
| **Ratios:** | | | | |
| **Cost Income Ratio** | **12%** | **16%** | | |
| **RoE (pre tax)** | **45%** | **37%** | | |

The **Infrastructure Finance** activities of DEPFA centre on concession based public sector projects in which the private sector contractor builds, finances and operates a particular asset over the term of a concession with proceeds to finance the debt emanating from the public sector authority or directly from the levying of tolls. Net operating income more than doubled in the second quarter to € 13 m year-on-year. As a means of reducing the equity allocated to the segment and increasing the profitability the bank carried out its second major securitisation of infrastructure loans (EPIC II) in July 2006 amounting to € 900 m. DEPFA closed 18 transactions in the first half of 2006 and a strong pipeline of deals globally and especially in the North American market is increasingly showing through in the segmental results. The US, like Europe, increasingly sees PPP financing as a valid method to carry out the huge amount of necessary investments for essential public infrastructure. One of the key transactions in the US in the second quarter was for the acquisition of the Pocahontas Parkway. DEPFA acted as both financial advisor and consortium member in support of Transurban Group's US$ 603 m acquisition of the Parkway under a 99-year concession granted by the Virginia Department of Transportation. Profit before taxes in the Infrastructure Finance segment totalled € 8 m.

| | Q2 €m | 2006Q2 €m | 2005Variance €m |
|---|---|---|---|
| **Net Interest Income** | 6 | 5 | 1 |
| **Non Interest Revenues** | 7 | 1 | 6 |
| **Net Operating Income** | **13** | **6** | **7** |

| | | | |
|---|---|---|---|
| **Operating Expenses** | **-5** | **-3** | **-2** |
| **Profit Before Income Tax** | **8** | **3** | **5** |
| | | | |
| **Balance Sheet:** | | | |
| **Financing Volume (on-balance sheet)** | **4,057** | **1,629** | **2,428** |
| **Financing Volume (off-balance sheet)** | **1,675** | **795** | **880** |
| **Average Equity** | **208** | **115** | **93** |
| | | | |
| **Ratios:** | | | |
| **Cost Income Ratio** | **38%** | **50%** | |
| **RoE (pre tax)** | **15%** | **10%** | |

**Client Product Services** (CPS) incorporates a major part of the new products and structured solutions that the bank now provides for its public sector clients. The leveraging of lending relationships by Client Product Services activities is a central pillar of the bank's growth strategy and has opened up fresh areas of profit generation for the bank. In the second quarter total operating income reached € 16 m, taking the overall contribution to the Group's revenue to € 41 m for the first half of 2006 compared to a very low base of € 6 m for the first half of 2005 when the segment was only in its infancy. The client swap business was the most obvious area for DEPFA to build up earnings capacity quickly as the bank is able to add this product to its many lending transactions with clients. Other product areas, which are at an earlier point in their development than the interest rate business will progressively increase contributions to profits with the build up of volume and staff. Profit before taxes in the Client Product Services segment totalled € 11 m before tax.

| | Q2 2006 | Q2 2005 | Variance |
|---|---|---|---|
| | **€ m** | **€ m** | **€ m** |
| **Net Interest Income** | 2 | 0 | 2 |
| **Non Interest Revenues** | 14 | 2 | 12 |
| **Net Operating Income** | **16** | **2** | **14** |
| | | | |
| **Operating Expenses** | **-5** | **-4** | **-1** |
| **Profit Before Income Tax** | **11** | **-2** | **13** |
| | | | |
| **Balance Sheet:** | | | |
| **Financing Volume (on-balance sheet)** | **0** | **0** | **0** |
| **Financing Volume (off-balance sheet)** | **0** | **0** | **0** |
| **Average Equity** | **38** | **11** | **27** |
| | | | |
| **Ratios:** | | | |
| **Cost Income Ratio** | **31%** | **n/a** | |
| **RoE (pre tax)** | **116%** | **n/a** | |

The **Global Markets** segment relates to all trading and client driven asset positioning. The net operating income of the Global Markets segment totalled € 35 m in the

second quarter, down 68% on a year-on-year basis. The contribution of this segment to overall revenues and profits has continued its downward trend from 2005 levels as the bank reduced its trading activities and shifts its focus to operating revenues. The share of Global Markets in the total Group pre-tax profit (excluding the Corporate Centre) went down from 49% in Q2 2005 and 21% in the first quarter 2006 to 15% in Q2 2006. It is important to note that the shortfall in the profit contribution from Global Markets has been greatly compensated for by higher contributions from the client segments. Profit before taxes in the Global Markets segment totalled € 30 m.

| | Q2 2006 | Q2 2005 | Variance | Variance |
|---|---|---|---|---|
| | € m | € m | € m | % |
| **Net Interest Income** | 19 | 25 | -6 | -24% |
| **Non Interest Revenues** | 16 | 84 | -68 | -81% |
| **Net Operating Income** | **35** | **109** | **-74** | **-68%** |
| **Operating Expenses** | **-5** | **-9** | **4** | **-44%** |
| **Profit Before Income Tax** | **30** | **100** | **-70** | **-70%** |
| **Balance Sheet:** | | | | |
| **Financing Volume (on-balance sheet)** | **13,111** | **9,094** | **4,017** | **44%** |
| **Financing Volume (off-balance sheet)** | **0** | **0** | **0** | **0** |
| **Average Equity** | **706** | **321** | **385** | **120%** |
| **Ratios:** | | | | |
| **Cost Income Ratio** | **14%** | **8%** | | |
| **RoE (pre tax)** | **17%** | **125%** | | |

The **Corporate Centre** consists of cost and revenue items that do not lend themselves easily to any of the business categories. The segment takes account of large recurring items such as valuation effects from hedge inefficiencies due to hedge accounting in non-interest revenues (€ 10 m in Q2 2006). Profit before taxes in the Corporate Centre segment showed a negative € 20 m result.

| | Q2 2006 | Q2 2005 | Variance | Variance |
|---|---|---|---|---|
| | € m | € m | € m | % |
| **Net Interest Income** | -7 | -4 | -3 | 75% |
| **Non Interest Revenues** | 9 | -20 | 29 | -145% |
| **Net Operating Income** | **2** | **-24** | **26** | **-108%** |
| **Operating Expenses** | **-22** | **-16** | **-6** | **38%** |
| **Profit Before Income Tax** | **-20** | **-40** | **20** | **-50%** |
| **Balance Sheet:** | | | | |
| **Financing Volume (on-balance sheet)** | **4,965** | **6,848** | **-1,883** | **-27%** |
| **Financing Volume (off-balance sheet)** | **0** | **0** | **0** | **0** |
| **Average Equity** | **215** | **436** | **-221** | **-51%** |

**DEPFA BANK plc: group figures second quarter 2006 according to IFRS**

| Earnings | Q2 2006 | Q2 2005 | Change |
|---|---|---|---|
| | **€ m** | **€ m** | |
| Net interest income | 110 | 96 | 14.6% |
| Net fee and commission income | 12 | 5 | 140.0% |
| Net trading income | 41 | -181 | |
| Gains less losses from financial assets | 67 | 292 | -77.1% |
| Other operating income | - | 4 | -100.0% |
| **Total operating income** | **230** | **216** | **6.5%** |
| **Operating expenses** | **-56** | **-52** | **7.7%** |
| *of which staff costs* | *-33* | *-31* | *6.5%* |
| *of which administrative expenditure* | *-19* | *-17* | *11.8%* |
| *of which depreciation and amortisation* | *-2* | *-3* | *-33.3%* |
| *of which other operating expenditure* | *-2* | *-1* | *100.0%* |
| **Profit before taxation** | **174** | **164** | **6.1%** |
| Taxation | -34 | -38 | -10.5% |
| **Profit for the quarter** | **140** | **126** | **11.1%** |
| **Key ratios** | **Q2 2006** | **Q2 2005** | |
| Cost/Income ratio | 24.3% | 24.1% | |
| Earnings per share € | 0.41 | 0.37 | |
| RoE after taxes | 22.8% | 25.3% | |
| **Key balance sheet items** | **30 Jun 2006** | **31 Dec 2005** | |
| Public Finance Volume | 209,827 | 202,970 | 3.4% |
| of which drawn (incl. public sector related) | 187,429 | 181,499 | 3.3% |
| of which undrawn | 22,398 | 21,471 | 4.3% |
| Shareholders' Capital | 2,480 | 2,304 | 7.6% |
| Total assets | 221,011 | 228,630 | -3.3% |

**DEPFA BANK plc: group figures first half year 2006 according to IFRS**

| Earnings | H1 2006 | H1 2005 | Change |
|---|---|---|---|
| | **€ m** | **€ m** | |
| Net interest income | 217 | 206 | 5.3% |
| Net fee and commission income | 17 | 9 | 88.9% |
| Net trading income | 103 | -136 | |
| Gains less losses from financial assets | 137 | 327 | -58.1% |
| Other operating income | - | 7 | -100.0% |
| **Total operating income** | **474** | **413** | **14.8%** |
| **Operating expenses** | **-114** | **-105** | **8.6%** |
| *of which staff costs* | *-70* | *-67* | *4.5%* |
| *of which administrative expenditure* | *-37* | *-32* | *15.6%* |
| *of which depreciation and amortisation* | *-4* | *-5* | *-20.0%* |
| *of which other operating expenditure* | *-3* | *-1* | |

| | | | |
|---|---|---|---|
| **Profit before taxation** | **360** | **308** | **16.9%** |
| Taxation | -86 | -63 | 36.5% |
| Profit for the half year | **274** | **245** | **11.8%** |
| **Key ratios** | **H1 2006** | **H1 2005** | |
| Cost/Income ratio | 24.1% | 25.4% | |
| Earnings per share € | 0.80 | 0.72 | |
| RoE after taxes | 22.9% | 25.3% | |
| **Key balance sheet items** | **30 Jun 2006** | **31 Dec 2005** | |
| Public Finance Volume | 209,827 | 202,970 | 3.4% |
| of which drawn (incl. public sector related) | 187,429 | 181,499 | 3.3% |
| of which undrawn | 22,398 | 21,471 | 4.3% |
| Shareholders´ Capital | 2,480 | 2,304 | 7.6% |
| Total assets | 221,011 | 228,630 | -3.3% |

## DEPFA closes second EPIC CLO

**Press and Investor Relations Release**

Dublin / Frankfurt, 12th July 2006.

**DEPFA BANK plc** has successfully completed the securitization of part of its global infrastructure loan portfolio, through a synthetic collateralized loan obligation (CLO) structure intermediated by **KfW Bankengruppe**.

The **€ 900 m** issue initially comprises 42 loans made by DEPFA to finance Public Private Partnership (PPP) based projects across a number of sectors of public infrastructure including schools, hospitals, roads, and public transportation systems in a number of countries in Europe, North America and Asia. The transaction is a follow up to DEPFA's EPIC PFI securitization which closed in November 2004 and which was the first securitisation of UK PFI assets. EPIC II with its global, multi-currency portfolio further extends the market for infrastructure CLOs.

***Deal Structure***

Essentially DEPFA is transferring the major part of the credit risk on the loans in the pool by purchasing credit protection from KfW, who then in turn purchases credit protection on the reference pool from a number of banks and institutional investors. The € 805.25 m Super-Senior Tranche (rated AAA/AAA by Fitch and S&P respectively) has been hedged by Assured Guaranty, a monoline insurer. The tranches of the issue below Super Senior (rated AAA to BB by S&P and Fitch) in aggregate amounting to € 79 m, have been placed with investors who have purchased floating rate credit-linked notes issued by **Essential Public Infrastructure Capital II GmbH**, a special purpose company registered in Germany.

The loans will remain on DEPFA's balance sheet, which will continue to administer and manage them. DEPFA will retain the "first-loss" interest in the transaction. Merrill Lynch International was mandated to arrange the transaction. Legal advisers to DEPFA were Linklaters (in Frankfurt and London) and A&L Goodbody (in Dublin) and to Merrill Lynch International were Allen & Overy (in Frankfurt and London).

***Benefits to DEPFA***

As a result of this transaction, DEPFA has reduced the amount of regulatory capital required to support the loans by more than € 70 m. At the same time the return on equity in the Infrastructure Finance segment improved materially and a considerable amount of credit risk was removed. This transaction will therefore enable DEPFA to increase its already substantial involvement in the PFI/PPP market on a competitive footing. Additionally, institutional investors and banks now have an alternative way of gaining exposure to the global infrastructure market.

DEPFA's infrastructure finance business (including both lending and advisory services to public and private clients) is complementary to the bank's direct "on-budget" lending business to central and local governments generally. Since its

inception in September 1999, DEPFA's Infrastructure Finance Unit has funded over 100 projects in the transportation, water and waste management and public "accommodation" (i.e. schools, hospitals, public offices etc.) sectors.

### *KfW Bankengruppe*

KfW Bankengruppe gives impetus to economic, political and social development worldwide. With its long-term, low-interest loans KfW promotes small and medium-sized enterprises and business start-ups, among others. With its securitisation platforms, KfW offers banks the opportunity to securitise credit risks under a highly standardised scheme. Such securitisation transactions reduce the capital requirement of the banks, thus giving them new scope for lending. The two securitisation platforms for SME loans (PROMISE) and for residential mortgage loans (PROVIDE) were set up in 2000 and 2001, respectively. In addition, KfW stimulates innovations and the equity capital market, advances environmental protection and encourages the expansion of municipal infrastructure. The activities of KfW are not only limited to financing of investments in Germany. KfW also plays an active role in the business areas of export and project finance, promotion of the developing countries and advisory and other services.